EXHIBIT 99.1

T 604.682.3701 ir@levon.com www.levon.com
F 604.682.3600 Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

TSX Trading symbol: LVN
Berlin & Frankfurt:  LO9

May 15, 2013

LEVON FILES REVISED TECHNICAL REPORTS

Levon Resources Ltd. (“Levon”),(“LVN.T”) or (the “Company”) announces that further to its press release of May 3, 2013, it has filed revised versions of the July 31, 2012 technical report (the “July Report”) prepared by Independent Mining Consultants, Inc. of Tucson, Arizona, and the March 12, 2012 technical report (the “PEA”) prepared by M3 Engineering & Technology Corporation (“M3”).

As described in Levon’s May 3, 2013 release, the revisions to the reports address issues raised by the BC Securities Commission following its technical disclosure review.  The revised reports are available under Levon’s profile at www.sedar.com.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company, exploring the Cordero bulk tonnage silver, gold, zinc and lead project, near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in British Columbia, Canada, also three mineral properties located in Nevada, USA.

ON BEHALF OF THE BOARD

"Ron Tremblay"
______________________________
Ron Tremblay
President and Chief Executive Officer

Neither TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.